Mail Stop 4561

November 30, 2007

Edgar Masri
President and Chief Executive Officer
3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064

> Re: **3Com Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 23, 2007**
> **File No. 000-12867**

Dear Mr. Masri:

We have reviewed your correspondence dated November 15, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please explain in greater detail the history of Huawei's interactions with Bain Capital beginning with the discussions in August 2006. For instance, explain what information, if any, Huawei provided to Bain Capital with respect to the operations of H3C and/or 3Com. To the extent projections or written analyses were provided, please include copies with your response.

2. Please describe the terms of the expanded OEM arrangements, the terms of the "strategic alliance" with Bain Capital, the level of Huawei's ownership interest in the surviving entity and any role to be played by Huawei or its representatives in the management of the surviving entity.

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amedment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please address all comments to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (415) 947-2099
        Michael S. Ringler
        Wilson Sonsini Goodrich & Rosati